UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53700
CUSIP NUMBER:	698097 102

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	May 31, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

PANA-MINERALES S.A.
Full Name of Registrant

Former Name if Applicable

Primera Calle El Carmen, EDF. PH Villa Medici Apt. 28, Torre C
Address of Principal Executive Office (Street and Number)

Panama, Rep. of Panana
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the period ended May 31, 2011 will not be submitted by the deadline due to a situation whereby as a result of workload exceeding the capacity of available management and external personnel, additional time is required to complete the preparation of our financial statements and for our independent auditors to review the Form 10-Q.  The Company does expect to submit its filing within the extension period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Hector Francisco Vasquez Davis	507	391-6820
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [ X] No [ ]
The Company has entered into an Option Agreement to acquire up to a 50% interest in certain mineral claims known as the Mercedes Property Claims located in the District of Comas, Province of Concepcion, Department of Junin in the Republic of Peru. As a result of these agreements the Company has expended $30,000 on term mineral licenses during the three month period ended May 31, 2011 with no similar expenditure in the same period during the previous fiscal year.  In addition the Company has entered into certain loan agreements in order to secure the proceeds required to meet the initial terms of the Option Agreement.

During the nine months ended May 31, 2011 the Company earned no revenue and expects to record losses of approximately $43,500 as compared to losses of $17,343 during the same nine month period in the prior fiscal year.   The increased losses is attributable to a the aforementioned payment of $30,000 with respect to certain mineral license fees paid, offset by a reduction in general and administrative expenses over the comparative nine month periods.

PANA-MINERALES S.A.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 18, 2011	By:	/s/ Hector Francisco Vasquez Davis
		Name:	Hector Francisco Vasquez Davis
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).